UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

699172102
(CUSIP Number)

Elwood G. Norris
16101 Blue Crystal Trail
Poway, California 92064
858-735-9407
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2011 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172102	Page 2 of 7
1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	409,848 shares (see Item 5)
	8. SHARED VOTING POWER	3,211,251 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	409,848 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	3,211,251 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,099 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	18.4%
14.	IN

CUSIP No. 699172102		Page 3 of 7
1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	-0- shares (see Item 5)
	8. SHARED VOTING POWER	3,211,251 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	3,211,251 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,251 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	16.5%
14.	IN

CUSIP No. 699172102		Page 4 of 7
1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,839,217 shares (see Item 5)
	8. SHARED VOTING POWER	1,372,034 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	1,839,217 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	1,372,034 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,251 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	16.5%
14.	OO

CUSIP No. 699172102	Page 5 of 7

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2, amends certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010 and amended by Amendment No. 1 on March 1, 2011. This Amendment No. 2 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”) beneficially owned by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, and (iii) the Norris Family 1997 Trust  (the “Reporting Persons”), and is being filed to report the exercise of previously outstanding stock purchase warrants and the acquisition of additional shares of Common Stock by the Reporting Persons (which were either (i) acquired on the open market or directly from the Issuer in a June 30, 2011 private placement or (ii) vested as compensation in Mr. Norris’ capacity as an officer of the Issuer) since the filing of the Amendment No. 1 to Schedule 13D filed on March 1, 2011.

Item 3                                Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

On June 30, 2011 Syzygy Licensing LLC (“Syzygy”) exercised its 520,000 warrants of the Issuer at $0.30 per share with the exercise proceeds reducing certain notes owed to it by the Issuer and was also issued 170,959 additional shares at $0.70 per share for conversion of the balance of the $260,000 notes and accrued interest of $15,671. The Norris Family 1997 Trust owns 65% of Syzygy and disclaims beneficial ownership to any securities beyond its 65% pecuniary interest. The Norris Family Trust pecuniary interest in the 690,959 shares so acquired is 449,123 shares.

On June 30, 2011 Mt. Savage Productions LLC (“Mt. Savage”) exercised its 200,000 warrants of the Issuer at $0.30 per share with the exercise proceeds reducing certain notes owed to it by the Issuer and was also issued 65,754 additional shares at $0.70 per share for conversion of the balance of the $100,000 note and accrued interest of $6,027 (an aggregate of 265,754 shares).

The September 2010 acquisition of the notes and warrants purchased from the Issuer by the Reporting Persons, the exercise thereof and the exchange of the balance of the notes and interest for shares were on the same terms as other investors as further disclosed on Form 8-Ks filed by the Issuer on October 1, 2010 and July 1, 2011. No additional consideration was paid by the Reporting Persons.

On October 8, 2010 Mr. Norris was granted a stock option exercisable for an aggregate of 750,000 shares of Common Stock of the Issuer exercisable at an exercise price of $0.33 per share with an expiration date of October 8, 2015, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on December 31, 2010. As of the date of this filing 281,250 options were beneficially owned being the options vested and vesting within 60 days hereof. Mr. Norris ownership may increase as a result of future vesting of the balance of options on 468,750 shares of Common Stock.

On May 11, 2011 the Reporting Persons purchased 5,000 shares of the Issuer in the open market through Mt. Savage Productions, LLC at a purchase price of $0.72 per share. The funds used were investment funds of the investment company. On May 11, 2011 the Norris Family 1997 Trust purchased 5,000 shares in the open market at $0.72 per share. The funds used were investment funds of the trust.

CUSIP No. 699172102	Page 6 of 7

Item 5.                               Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

Pursuant to the Issuer’s Form 10-Q dated April 28, 2011 and the subsequent financing reported in the Issuer’s 8-K dated July 1, 2011 an aggregate of 19,117,027 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

	Elwood G. Norris	Stephanie A. Norris	Norris Family 1997 Trust
(a) Beneficial ownership
Common Shares	3,039,849	2,911,251	2,911,251
Warrants Exercisable within 60 days	300,000	300,000	300,000
Stock Options Exercisable within 60 days	281,250	-	-
Total Beneficial Ownership	3,621,099	3,211,251	3,211,251
Percentage	18.4%	16.5%	16.5%
(b) Voting and dispositive power
Sole Voting Power	409,848	-	1,839,217
Shared Voting Power	3,211,251	3,211,251	1,372,034
Sole Dispositive Power	409,848	-	1,839,217
Shared Dispositive Power	3,211,251	3,211,251	1,372,034

(c)	Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6                                Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D, as so amended, is incorporated herein by reference.

Item 7                                Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated October 4, 2010 and filed as Exhibit 99.1 to Form 13D dated October 4, 2010.
Exhibit 99.2	Form of Warrant from Issuer related to debt financing dated September 28, 2010 and incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.3	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.4	Form of Stock Purchase Warrant dated February 22, 2011 and incorporated by reference to Exhiibit 4.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.5	Securities Purchase Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhiibit 10.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.6	Registration Rights Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhiibit 10.2 to the Issuer’s Form 8-K dated February 24, 2011.

CUSIP No. 699172102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2011	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust

By /s/ Elwood G. Norris
Trustee